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                                                                   Exhibit 99.49


(POINTS INTERNATIONAL LTD LOGO)

              FRONTIER AIRLINES PARTNERS WITH POINTS INTERNATIONAL

     Frontier Becomes the First Low Cost Airline to Join the Points Exchange Program

TORONTO - JUNE 24, 2004 - Points International Ltd. (TSX: PTS) operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced it has signed an exclusive agreement with Frontier Airlines (NASDAQ: FRNT) to increase the potential of EarlyReturns, the carrier's award-winning loyalty program. The terms of the relationship are set for five years, with subsequent one year automatic renewals.

     Beginning in late August, EarlyReturns will join The Points Exchange as a tradable loyalty currency on Points.com. Both Points and EarlyReturns members can partake in the partnership by exchanging miles and points with over 3600 exchange options, from more than 42 partners listed, on The Points Exchange and earning instant rewards from their preferred loyalty programs. Points will also be granting Frontier's top-tier, Summit Level, members with a free pointsplus membership. Other Frontier frequent fliers can earn bonus EarlyReturns miles by purchasing a pointsplus membership and extra-bonus EarlyReturns by using their Frontier MasterCard. A pointsplus membership is $19.95 per year and offers unlimited exchanges on Points.com.

     Frontier will also begin using the Points Suite of online loyalty management solutions to support the airline's loyalty program. These components, hosted and maintained by Points International, work seamlessly with Frontier's website to enhance the capabilities of EarlyReturns, allowing members to buy, share, or transfer Frontier airline miles among

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friends, family and other members. The components being launched in September include POINTSpurchase, POINTSgift and POINTStransfer. Frontier has also selected the POINTScorporate solution to enable their partner and third-party organizations to purchase its frequent flier miles for distribution as incentives to individual customers, business associates, employees, and charities.

     "This agreement establishes the framework for a truly comprehensive partnership between Points International and Frontier Airlines to deliver a unique and consumer-friendly loyalty program to travelers," said Rob MacLean, CEO of Points International. "Frontier Airlines and its EarlyReturns loyalty program are rapidly growing and we look forward to fueling this momentum with our own loyalty program expertise and resources."

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ABOUT POINTS INTERNATIONAL

Points operates the only independent loyalty points exchange - at www.points.com
- allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit WWW.POINTS.COM.

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ABOUT FRONTIER AIRLINES

Currently in its tenth year of operations, Denver-based Frontier Airlines is the second largest jet service carrier at Denver International Airport with a fleet of 44 aircraft and employing approximately 4,500 aviation professionals. Frontier, in conjunction with Frontier JetExpress operated by Horizon Air, operates routes linking our Denver hub to 42 destinations in 23 states spanning the nation from coast-to-coast and to five cities in Mexico. Frontier's maintenance and engineering department has received the Federal Aviation Administration's highest award, the Diamond Certificate of Excellence, in recognition of 100 percent of its maintenance and engineering employees completing advanced aircraft maintenance training programs, for five consecutive years. In August 2003, Frontier ranked as one of the "Top 10 Domestic Airlines" as determined by readers of Travel + Leisure magazine. Frontier provides capacity information and other operating statistics on its Web site, which may be viewed at www.frontierairlines.com.

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FOR MORE INFORMATION, PRESS ONLY:       FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                        OTHER INQUIRIES:
Jeremy Adams                            Christopher Barnard
Edelman Public Relations                President, Points International
+1 312 233-1226                         +1 416 596-6381
jeremy.adams@edelman.com                christopher.barnard@points.com

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE